
15008081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 2 2 2015
WASH, D.C.
201
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.1 Consent of Baker Tilly Virchow Krause, LLP, Independent Auditors

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

Muscatine, Iowa

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2014 and 2013
and for the Year Ended December 31, 2014

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

Report of Independent Registered Public Accounting Firm

To the Members of the Pension and Retirement Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan
Muscatine, Iowa

We have audited the accompanying statements of net assets available for benefits of the HNI Corporation Profit Sharing Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule(s) is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 16, 2015

BAKER TILLY
INTERNATIONAL

An Affirmative Action Equal Opportunity Employer

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2014 and 2013

ASSETS	2014	2013
INVESTMENTS AT FAIR VALUE		
Participant-directed Investments	$660,131,283	$637,093,759
HNI Corporation Stock Fund	127,342,468	99,222,706
Total investments, at fair value	787,473,751	736,316,465
RECEIVABLES		
Participant contributions	-	445,425
Company contributions	24,728,601	21,525,383
Other receivable	-	6,854
Notes receivable from participants	15,572,409	15,948,933
Total receivables	40,301,010	37,926,595
TOTAL ASSETS	827,774,761	774,243,060
LIABILITIES		
Accrued fees	4,771	18,000
Corrective distributions	73,629	-
TOTAL LIABILITIES	78,400	18,000
NET ASSETS AVAILABLE FOR BENEFITS	$827,696,361	$774,225,060

See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2014

ADDITIONS	
Contributions	
Participant	$ 24,779,376
Employer cash	20,403,028
Employer noncash (HNI Corporation common stock)	6,415,190
Rollovers	1,721,488
Total contributions	53,319,082
Investment Income	
Net appreciation in fair value of investments	62,075,935
Other income	93,939
Interest and dividends	4,513,118
Net investment income	66,682,992
Interest from participant notes receivable	673,995
Total additions	120,676,069
DEDUCTIONS	
Benefits paid to participants	66,566,298
Administrative expenses	638,470
Total deductions	67,204,768
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	53,471,301
NET ASSETS AVAILABLE FOR BENEFITS -	
Beginning of year	774,225,060
NET ASSETS AVAILABLE FOR BENEFITS -	
End of year	$827,696,361

See accompanying notes to financial statements.

NOTE 1 - Description of the Plan

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan covering substantially all employees who are age 18 years or older of HNI Corporation and its 100% owned subsidiaries/divisions: Allsteel Inc., Commercial Office Interiors LLC, Compass Office Solutions LLC, Connect People+Space, LLC, Contract Resource Group LLC, The Gunlocke Company LLC, Hearth & Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, IAW LLC, MacThrift Office Furniture LLC, Maxon Furniture Inc., Paoli Inc., Sagus International, Inc., Think Office Interiors, LLC, Wilson Office Interiors LLC, Workspace Ohio LLC, and Young Office Solutions LLC (collectively the "Company").

Effective March 5, 2013, the Plan was amended to include Compass Office Solutions LLC, MacThrift Office Furniture LLC, and Think Office Interiors LLC as participant subsidiaries/divisions. None of the entities had any employees. On December 27, 2013, the assets of Young Office Solutions LLC were sold and its employees terminated. Effective January 1, 2014, the Plan was amended to remove Young Office Solutions, LLC as a participating subsidiary/division, as the result of a sale.

Effective January 1, 2014, the Plan was amended to cover employees of Artco Bell Corporation, Midwest Folding Products, Mohon International, Sagus International, Inc. and Texwood Furniture, Ltd., (collectively "Sagus International, Inc.") who were previously covered by the Sagus International 401(k) Retirement Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Merger -- As of the close of business on December 31, 2013, the net assets of the Sagus International 401(k) Retirement Plan were merged into the Plan. The value of such assets and liabilities transferred was $8,451,405. The merger had no effect on the provisions that previously governed the participant accounts merged into the Plan. Interested parties should refer to the related Plan amendment for a more complete description of the changes effective January 1, 2014.

Contributions – Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to limitations prescribed by the Internal Revenue Code ("Code"). Unless a participant affirmatively elects to the contrary, upon employment or reemployment a participant is automatically enrolled in the Plan and deemed to have elected a 3% pretax deferral commencing on the first payroll that is 45 days after the employee is first eligible to make such contributions. Thereafter, on the anniversary date of such participant's automatic enrollment date, the pre-tax deferral rate is increased by one percent (1%) until such time as it reaches a maximum of five percent (5%). Participants also may contribute amounts representing distributions ("rollover contributions") from other qualified benefit or defined contribution plans.

The Plan generally provides for each subsidiary/division employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the plan year and the last quarter of the prior plan year ("retirement contribution"). The Company made a retirement contribution of $6,224,747 for the 2014 plan year. Each subsidiary/division may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $12,088,664 for the 2014 plan year. In addition, the Company may elect to contribute a number of shares of Company

NOTE 1 - Description of the Plan - continued

stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("Company ownership contribution"). The Company made a company ownership contribution of $6,415,190 for the 2014 plan year. Certain designated subsidiaries/divisions provide matching contributions in lieu of other employer contributions listed above. The Company made a matching contribution of $2,087,251 for the 2014 plan year.

Participant Accounts -- Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify all of their account balance, including the portion attributable to Company contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant may not change investment direction with respect to future contributions or direct a reallocation of his or her account if the direction would cause the investment in HNI stock to exceed 25% of the current value of the participant's total account.

Vesting -- All participants, except those formerly under the Sagus Plan, with active accounts are fully vested in their entire account. New participants in the Plan will be immediately vested in their entire account. Members that were formerly part of the Sagus Plan retained their vesting schedule with respect to the transferred Sagus Plan accounts, as follows:

Years of Vesting Service	Vested Percentage
Less than 1 year	0%
At least 1 year but less than 2 years	10%
At least 2 years but less than 3 years	20%
At least 3 years but less than 4 years	40%
At least 4 years but less than 5 years	60%
At least 5 years but less than 6 years	80%
6 years or more	100%

Investment Options -- Participants may direct the investment of their account balances in any or all of various investment options, which include HNI Corporation Stock Fund, and the Fidelity BrokerageLink, as well as mutual fund and collective fund options. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in the investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

Notes Receivable From Participants -- A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000 from his or her before-tax contribution account, after-tax contribution account, rollover account, matching account and any prior plan account except a prior money purchase account (collectively, "eligible loan accounts"). The loans are secured by the balance in the participant's account. New loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for new loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. Loans to participants are included as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance plus any accrued interest, which approximates fair value.

NOTE 2 - Summary of Significant Accounting Policies

Payment of Benefits -- On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or, if the participant is at least age 55, installment payments. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals of funds from employee contributions are available for participants experiencing financial hardship and, for participants who have attained age 59½, as defined in the plan document. The Plan also allows an in-service withdrawal of funds from certain employer contributions after a participant attains the age of 59½.

Basis of Accounting -- The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates -- The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation -- The Plan's investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund and collective fund investments is the net asset value ("NAV") of those shares as computed by the respective funds. Fair value of the Fidelity Interest Income Fund is the sum of the market value of all of the fund's underlying investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties -- The Plan utilizes various investment instruments. The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Excess Contributions Payable -- Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Code are recorded as a liability. The Plan distributed the excess contributions attributable to the year ending December 31, 2014 to the affected participants prior to March 15, 2015. There were no excess contributions as of December 31, 2013.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2014 and 2013, respectively.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are paid by the Company.

NOTE 3 - Investments

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

	2014	2013
HNI Corporation common stock**, 2,849,670 and 2,924,942 shares, respectively	$127,342,468	$99,222,706
Dow Jones Target 2015***, 8,393,003 and 10,601,616 shares, respectively	110,443,532	133,845,399
Dow Jones Target 2025***, 18,326,079 and 20,864,887 shares, respectively	245,294,565	266,319,417
Dow Jones Target 2035***, 9,502,940 and 9,947,466 shares, respectively	129,667,614	128,740,107
Dow Jones Target 2045***, 4,290,266 and 3,950,802 shares, respectively	59,304,341	51,668,585

NOTE 3 – Investments, continued

During the year ended December 31, 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

HNI Corporation Stock Fund*	$ 31,506,832
Doubleline Core Fixed Income Fund	(16,700)
Dow Jones Target 2015	5,088,301
Dow Jones Target 2025	11,858,274
Dow Jones Target 2035	6,908,422
Dow Jones Target 2045	3,186,745
Dow Jones Target 2055	689,953
Dow Jones Target Today	400,548
Fidelity Brokerage Link	(268,121)
Harbor International Fund	(983,870)
Morley Stable Value Fund	275,264
PIMCO Total Return Fund	125,514
Vanguard Total Stock Market Index Fund	1,710,235
Vanguard Total Stock Market Index Fund - Admiral	1,594,538
Net Appreciation in Investments	$ 62,075,935

* Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

NOTE 4 - Company Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the HNI Corporation Stock Fund is as follows:

	2014	2013
HNI Corporation common stock	$127,342,468	$99,222,706
Participant contribution receivable	-	2,870
Company contribution receivable		
Profit sharing and retirement contribution	137,476	89,451
Company ownership contribution	6,415,190	6,004,602
Net assets – HNI Corporation stock fund	$133,895,134	$105,319,629

Changes in net assets of Company Stock Fund:	
Company contributions	
Profit sharing and retirement contribution	$ 146,039
Company ownership contribution	6,415,190
Participant contributions	188,260
Net appreciation in fair value	31,506,832
Dividends	2,555,227
Benefits paid to participants	(6,643,587)
Expenses	(56,472)
Transfers from Company Stock Fund	(7,720,656)
Transfers to Company Stock Fund	2,184,672
Net change in fair value	$ 28,575,505

NOTE 5 – Fair Value Measurements

Investments are valued at fair value. Accounting Standards Codification ("ASC") Topic 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Basis of Fair Value Measurement

Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 5 – Fair Value Measurements - continued

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stocks: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the quoted NAV of shares held by the Plan at year end.

Collective funds: Valued at fair value based on market value of underlying investments and based upon information reported by the investment manager using the audited financial statements of the funds at year end.

The Dow Jones Target Date Indices are comprised of a set of equity, bond and cash sub-indices, which are licensed for use by Dow Jones & Company, Inc. The asset allocation of each of the Dow Jones Target Date Funds gradually shifts from mostly stocks when there are many years before the target retirement date to mostly bond and cash investments as time moves closer to or beyond the normal retirement date. The asset allocation for each of the Dow Jones Target Date Funds is set and rebalanced on a monthly basis.

The Morley Stable Value Fund consists of a diversified portfolio of high-quality stable value investment contracts issued by life insurance companies, banks, and other financial institutions.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2014 and 2013.

	December 31, 2014			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$ 40,090,205	$ 40,090,205	$ -	$ -
International Equity Funds	9,843,563	9,843,563	-	-
Fixed Income Funds	6,477,598	6,477,598	-	-
Other Funds	22,128,137	22,128,137	-	-
Common Stock	127,342,468	127,342,468	-	-
Collective Investment Funds				
Stable Value Fund	13,744,807	-	13,744,807	-
Target Funds	567,846,973	-	567,846,973	-
Total Investments	$787,473,751	$205,881,971	$581,591,780	$ -

NOTE 5 – Fair Value Measurements - continued

	December 31, 2013			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$ 9,437,927	$ 9,437,927	$ -	$ -
International Equity Funds	4,051,308	4,051,308	-	-
Fixed Income Funds	2,571,346	2,571,346	-	-
Other Funds	14,386,073	14,386,073	-	-
Common Stock	99,222,706	99,222,706	-	-
Collective Investment Funds				-
Stable Value Fund	7,871,016	-	7,871,016	-
Target Funds	598,776,089	-	598,776,089	-
Total Investments	$736,316,465	$129,669,360	$606,647,105	$ -

Net asset value and fair values were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2014 and 2013. There are no restrictions on redemption of Plan investments. Commingled funds, including collective investment trusts, and mutual fund investments allow redemptions by the Plan at the end of every business day.

The Plan's practice regarding the timing of transfers between levels is to measure transfers relative to total net assets available for benefits. For the year ended December 31, 2014, the Plan had no transfers between Levels 1, 2, or 3.

NOTE 6 - Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated September 12, 2014 that the Plan was designed in accordance with applicable Code requirements. The Plan has been amended, however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to be qualified and the related trust is tax exempt.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Beginning in 2013, the Plan was subject to an IRS audit of the 2010 Plan year; however, the IRS closed that examination in 2014 with no changes. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8 - Related Party Transactions

At December 31, 2014 and 2013 the Plan held 2,849,670 and 2,924,942 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $64,339,855 and $63,343,319 at December 31, 2014 and 2013, respectively. Contributions receivable as of December 31, 2014 and 2013 included $6,415,190 and $6,004,602, respectively, to be put towards the purchase of common stock. During the year ended December 31, 2014, the Plan recorded dividend income of $2,555,227 from the Company common stock.

Certain plan investments are shares of mutual funds and money market accounts managed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). Fidelity Management Trust Company, a related Fidelity company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

Fidelity receives revenue from mutual fund and collective trust fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services to the Plan. If the revenue received by Fidelity exceeds the amount owed under the Plan, Fidelity remits the excess to the Plan's trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. Excess revenue accumulated at December 31, 2013 totaled $251,807, and an additional $54,829 accumulated prior to February 28, 2014. As of that date, the Plan allocated total excess revenue sharing of $306,636 to participants on a per capita basis. There is no excess amount at December 31, 2014.

NOTE 9 – Subsequent Events

Management has evaluated the impact of all subsequent events through June 16, 2015, the date the Plan's financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014
EIN: 42-0617510; PLAN: 001

(a)	(b) Identity of Issuer/ Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Market Value
*	HNI CORPORATION COMMON STOCK, 2,849,670 shares		$64,339,855	$127,342,468
	FIDELITY BROKERAGE LINK		**	21,422,606
	MUTUAL FUNDS:			
		Doubleline Core Fixed Income	**	6,477,598
*		Fidelity Cash Reserves	**	145,662
*		Fidelity Inst Cash Portfolio Money Market	**	559,869
		Harbor International Inst Fund	**	9,843,563
		Vanguard Total Stock Market Index Fund - Admiral	**	40,090,205
	COMMON COLLECTIVE FUNDS:			
		Morley Stable Value Fund	**	13,744,807
		Dow Jones Target Today	**	9,501,149
		Dow Jones Target 2015	**	110,443,532
		Dow Jones Target 2025	**	245,294,565
		Dow Jones Target 2035	**	129,667,614
		Dow Jones Target 2045	**	59,304,341
		Dow Jones Target 2055	**	13,635,772
*	LOANS TO PARTICIPANTS (maturing from 2015 - 2032, with interest rates from 4.25% to 10.25%)		- 0 -	15,572,409
	Total assets held at end of year			$ 803,046,160

* Represents a party-in-interest to the Plan.
** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 18, 2015

By: 

Kurt A. Tjaden

Administrative Committee Member and

Vice President and Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statements No. 333-31366 and No. 333-168758 of HNI Corporation on Form S-8 of our report dated June 16, 2015 appearing in this Annual Report on Form 11-K of the HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2014.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 16, 2015